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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MACK INVESTIMENT SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 WAUKEGAN ROAD, SUITE 300
(No. and Street)

NORTH FIELD	**IL**	**60093**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN MACK **847-657-6600**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Combined Financial Statements, Supplementary Information and Auditor's Report

December 31, 2019

OATH OR AFFIRMATION

I, STEPHEN MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or MACK INVESTMENT SECURITIES, INC., as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LISA PRESTIA
Notary Public - State of Illinois
My Commission Expires 7/25/2021

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2019

Table of Contents **Page**

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s management. Our responsibility is to express an opinion on Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s auditor since 2016.

Maitland, Florida

February 20, 2020

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and cash equivalents	$	279,104
Clearing deposit		25,000
Commissions and advisory fees receivable		278,325
Furniture and equipment, net of accumulated depreciation of $0		17,000
Right-of-use asset, less accumulated amortization of $9,144		263,821
Other assets		64,059
TOTAL ASSETS	$	927,309

LIABILITIES AND EQUITY		
Accounts payable and accrued commissions	$	142,395
Lease liability		263,821
TOTAL LIABILITIES		406,216
EQUITY		521,093
TOTAL LIABILITIES AND EQUITY	$	927,309

The accompanying notes are an integral part of these financial statements

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life, variable annuities, fixed life, long-term care as well as fixed and fixed-indexed annuities. MIS and MII are licensed to do business in most states in the United States of America.

The accompanying combined financial statements reflect the accounts of MIS and MII (collectively, the "Company"), which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Commissions and Advisory Fees Receivable and Payable

Commissions and advisory fees receivable represent commissions due to the Company from the sale of financial products and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

The Company uses the allowance method to account for uncollectible receivable balances. Under the allowance method, if needed, an estimate of uncollectible balances is made based upon expected actual write-offs. Factors used to establish an allowance include the credit quality of the customer and whether the balance is significant. Accounts are considered past due once the unpaid balance is 90 days or more outstanding, unless payment terms are extended by contract. Management did not deem an allowance amount necessary as of December 31, 2019.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

E. Revenue recognition

Significant Judgments
Revenues include financial advisory fees, brokerage commissions, and fees from the sale of mutual funds and insurance. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. There were no unsatisfied performance obligations at December 31, 2019.

F. Income Taxes

The stockholder of the Company has elected to be taxed as a small business corporation under Internal Revenue Service Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reported on the individual income tax returns of the stockholder for federal and state income tax purposes. The Company is responsible for state replacement taxes, if applicable.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits with other expenses. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

G. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the combined financial statements.

Note (2) Receivable From Broker-Dealers and Clearing Organizations

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2019, the Company had amounts due from these broker-dealers and clearing organizations totaling $39,888.

Note (3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $300,968, which was $250,968 in excess of its required net capital of $50,000. The Company's net capital ratio was .47 to 1.

Note (4) Property and Equipment

Furniture, fixtures, and equipment, net, consists of the following at December 31, 2019

Furniture and Fixtures	$17,000
Less Accumulated Depreciation	0
Total	$17,000

Note (5) Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease does not contain a renewal option. The Company's lease does not include a termination option for either party to the lease. Payments due under the lease contract include a fixed payment and the Company has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term.

Amounts reports in the balance sheet as of December 31, 2019 were as follows:

Operating lease ROU assets	$263,821
Operating lease liability	263,821

Note (6) Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Profit sharing expense was $4,200 for the year ended December 31, 2019 and is included in employee compensation and benefits.

Note (7) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note (8) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note (9) Commitments and Contingencies

The Company has no other commitments or contingencies other than those described in note (4).

Note (10) Recently Issued Accounting Pronouncements

On January 1, 2019, the Company adopted ASU 2016-2, Leases – ("Topic 842"). ASU 2016-2, Leases – ("Topic 842") recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements. Previously, generally accepted accounting principles did not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. The adoption of Leases – ("Topic 842") requires a lessee to include on its balance sheet an asset arising from an operating lease. The Company has recognized those leases falling within its scope and adoption of this did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

Note (11) Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2020, the date the financial statements were available to be issued.